OPERATING AGREEMENT

OF

DREAM SUPERIOR LLC

This Operating Agreement (this "**Agreement**") of Dream Superior LLC, a Minnesota limited liability company (the "**Company**"), effective as of ~~January 28~~ 2021, is entered into by Katie Usem, as the sole member of the Company (the "**Member**").

WHEREAS, the Company was formed as a limited liability company as of the date hereof pursuant to the filing of Articles of Organization with the Secretary of State of the State of Minnesota, in accordance with the Minnesota Revised Uniform Limited Liability Company Act, Chapter 322C of the Minnesota Statutes (the "**Act**"); and

WHEREAS, the Member desires to enter into this Agreement, which is intended to constitute an operating agreement within the meaning of Minnesota Statutes Section 322C.0102, subdivision 17;

NOW, THEREFORE, the Member agrees as follows:

1. <u>Name</u>. The name of the Company is "Dream Superior LLC."

2. <u>Purpose</u>. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

3. <u>Principal Office; Registered Office</u>.

(a) <u>Principal Office</u>. The location of the principal office of the Company shall be 7011 Cheyenne Trail, Chanhassen, Minnesota 55317 or such other location as the Member may from time to time designate.

(b) <u>Registered Office</u>. The registered office of the Company in the State of Minnesota shall be that location reflected in the Articles of Organization of the Company, as may be amended from time to time (the "**Articles of Organization**"). In the event the registered office shall change, the Member shall promptly file a notice of change of address in the manner provided by law.

4. <u>Members</u>.

(a) <u>Initial Member</u>. The Member owns 100% of the membership interests in the Company, consisting of 1,000 units. The name and the business, residence or mailing address of the Member are as follows:

Name	Address
Katie Usem	✖

(b) <u>Additional Members</u>. One or more additional members may be admitted to the Company with the consent of the Member and in accordance with the Act. Prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

(c) <u>Membership Interests; Certificates</u>. The Company will not issue any certificates to evidence ownership of the membership interests.

5. <u>Management</u>.

(a) <u>Authority; Powers and Duties of the Member</u>. The Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Member shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Member as set forth in this Agreement. The Member shall have all rights and powers of a manager under the Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement.

(b) <u>Election of Officers; Delegation of Authority</u>. The Member may, from time to time, designate one or more officers with such titles as may be designated by the Member to act in the name of the Company with such authority as may be delegated to such officers by the Member (each such designated person, an "**Officer**"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Member. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Officer set forth in this Agreement and any instrument designating such Officer and the authority delegated to him or her.

6. <u>Liability of Member; Indemnification</u>.

(a) <u>Liability of Member</u>. To the fullest extent permitted under the Act, the Member, whether acting as the Member, in its capacity as the manager of the Company, or in any other capacity, shall not be liable for any debts, obligations or liabilities of the Company or each other, whether arising in tort, contract or otherwise, solely by reason of being a Member.

(b)   Indemnification. For purposes of this Agreement, a "**Covered Person**" means any member, any successors or heirs of a member, any affiliate of a member, or any managers, Officers, employees, consultants, representatives, agents or advisors of the Company.   To the fullest extent permitted by applicable law and the Articles of Organization, a Covered Person will be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person will be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions or material violation of this Agreement; *provided, however*, that any indemnity under this Section 6(b) will be provided out of and to the extent of Company assets only, and no Covered Person will have any personal liability on account thereof.

7.   Term. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Section 11.

8.   Initial Capital Contributions. The capital contribution of the Member to the Company is reflected in the books and records of the Company.

9.   Tax Status; Income and Deductions.

(a)   Tax Status. As long as the Company has only one member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes, and neither the Company nor the Member shall take any action or make any election which is inconsistent with such tax treatment. All provisions of this Agreement are to be construed so as to preserve the Company's tax status as a disregarded entity.

(b)   Income and Deductions. All items of income, gain, loss, deduction and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction and credit of the Member.

10.   Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Member.

11.   Dissolution; Liquidation.

(a) The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a Statement of Termination in accordance with the Act.

12. <u>Miscellaneous</u>.

(a) <u>Amendments</u>. Amendments to this Agreement may be made only with the consent of the Member.

(b) <u>Governing Law</u>. This Agreement shall be governed by the laws of the State of Minnesota.

(c) <u>Severability.</u> In the event that any provision of this Agreement shall be declared to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

[Signature Page follows]

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement to be effective as of the date first above written.

SOLE MEMBER:

Katie Usem